Exhibit 99.1

Tencent Music Entertainment Group Announces Second Quarter 2021 Unaudited Financial Results

SHENZHEN, China, August 16, 2021 /PRNewswire/ --Tencent Music Entertainment Group ("Tencent Music," "TME," or the "Company") (NYSE: TME), the leading online music and audio entertainment platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Financial and Operational Highlights

In the three months ended June 30, 2021:

•	Total revenues were RMB8.01 billion (US$1.24 billion), representing an increase of 15.5% year-over-year.

•	Online music services revenues grew by 32.8% year-over-year. Revenues from music subscriptions were RMB1.79 billion (US$277 million), representing a 36.3% year-over-year growth.

•	Online music paying users reached 66.2 million, increasing by 40.6% year-over-year. On a sequential basis, the number of online music paying users grew by 5.3 million, the largest quarterly net increase since 2016. The paying ratio was 10.6%, up from 7.2% in the second quarter of 2020 and 9.9% in the first quarter of 2021, respectively.

•	Net profit of the Company was RMB871 million (US$135 million) and net profit attributable to equity holders of the Company was RMB827 million (US$128 million).

•	Non-IFRS net profit of the Company[1] was RMB1.16 billion (US$180 million) and Non-IFRS net profit attributable to equity holders of the Company1 was RMB1.12 billion (US$173 million).

"We would like to reiterate that TME sincerely accepts the decision issued in July by the regulator pertaining to exclusive music licensing arrangements. We are committed to fully complying with all requirements in a timely manner. While we expect some impact to our business operations as a result of this decision, we remain steadfast in our ongoing goals of fostering innovation, fulfilling our social responsibilities, providing users with better services and promoting the long-term, healthy development of the digital music industry," said Mr. Cussion Pang, Executive Chairman of Tencent Music.

"In the second quarter, we delivered steady growth overall. Our strong momentum in online music monetization was supported by solid subscriptions and advertising revenue growth, while social entertainment services continued to progress at a good pace. Our efforts to build a leading online music and audio entertainment ecosystem resulted in an over 90% year-over-year increase in long-form audio MAUs. We will operationally focus on the dual flywheels of content and platform, and have taken several important steps to expand our ecosystem to empower artists and provide users with one-stop music and audio services. With respect to content, we will continue to broaden partnerships with music labels, and work with artists and content partners to develop more differentiated content while further strengthening our self-production capability. We also made strategic upgrades to the business model of TME Live, integrating online concerts with offline events to offer differentiated services and solutions for artists ranging from notable superstars to up-and-coming and indie musicians."

1 Non-IFRS net profit and Non-IFRS net profit attributable to equity holders of the Company was arrived at after excluding the combined effect of amortization of intangible assets and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments, fair value change on puttable shares and income tax effects.

“With respect to platform, in keeping up with our primary focus to explore new ways to better serve users in an increasingly more visual, social and interactive environment, we introduced several initiatives to strengthen our platform’s competitiveness. For social entertainment services in particular, we are in the process of improving our product features, boosting social and community-centric use cases which are crucial for user engagement and retention,” commented Mr. Ross Liang, CEO of Tencent Music. “We also deepened our cooperation with the broader Tencent ecosystem, including leveraging Weixin Video Account, to enrich video content offering, enhance content promotion and cultivate a dynamic platform for artists and users to unleash their creativity," concluded Mr. Liang.

Recent Operational Highlights

•	TME's online music and social entertainment services key operating metrics*

	2Q21	2Q20	YoY %
Mobile MAU - online music (million)	623	651	(4.3%)
Mobile MAU - social entertainment (million)	209	241	(13.3%)
Paying users - online music (million)	66.2	47.1	40.6%
Paying users - social entertainment (million)	11.0	12.6	(12.7%)
Monthly ARPPU - online music (RMB)	9.0	9.3	(3.2%)
Monthly ARPPU - social entertainment (RMB)	153.3	124.6	23.0%

•	The year-over-year decline in online music mobile MAUs was primarily due to some churn of our casual users served by pan-entertainment platforms; however, online music mobile MAUs were up sequentially, and total user time spent was up both year-over-year and quarter-over-quarter.

•	Online social entertainment mobile MAUs declined year-over-year, as a result of increasing competition with other pan-entertainment platforms. To respond to the evolving environment, we recently launched product upgrades and initiatives to improve our platform’s videolization, socialization and community building features such as WeSing's upcoming upgrades to online karaoke room and virtual live streaming room.

•	We are evolving to expand our ecosystem to better serve users:

1.	Broadened our offering of licensed, self-produced and co-produced content:

▪	With respect to licensed content, we continued to deepen our partnerships with music labels while making inroads in diverse music verticals, including new hits, Chinese ancient style, hip-hop, and music for gaming, movies, television programs and variety shows.

▪	We continued to work closely with artists and key music industry partners to create more original content and have enjoyed successes such as: a) our efforts to cultivate and promote indie musicians through the Tencent Musician Platform have led to triple-digit year-over-year growth in indie artists with streams of their songs increasing consistently on both year-over-year and quarter-over-quarter basis; b) through extensive collaboration with Tencent across multiple businesses, we have co-produced over two dozen chart-topping songs across gaming, film, literature and comic categories with well-known IPs; c) leveraging our talent pool and our understanding of music, we co-produced the theme song for Cliff Walkers, a movie directed by a highly regarded Chinese film director.

2.	Upgraded TME Live by adopting a hybrid model featuring both online concerts and offline events, including indoor music festivals and parties. This allows us to cater to the diversified needs of musicians ranging from superstars to up-and-coming and indie musicians. In recent events, we introduced new interactive monetization features such as ticketing, VIP privileges, and merchandise to unlock the value and market potential for online live performances.

•	We are working more closely with the broader Tencent ecosystem to enhance music-focused collaboration and promotional capability:

-	Deepened collaboration with Weixin Video Account to maximize exposure for musicians. One recent example was QQ Music joining forces with Weixin Video Account to present Elegant Summer Live, an online event featuring well-known musicians and bands.

-	To harness Weixin’s social network to boost user engagement and music-focused collaboration, QQ Music launched a feature which allows users to update their Weixin status with the songs they’re listening to, making music sharing more dynamic and fun, as well as a feature enabling users to customize their Weixin ringtones with selected music from our music library. We also leveraged Weixin Translation’s cutting-edge AI technology to support high-quality translations of English songs into Chinese.

[*] For the definitions of the cited key operating metrics, please refer to the introduction section in the Company's 2020 20-F filed on April 9, 2021. The monthly ARPPU of social entertainment services is calculated based on revenues from social entertainment and others, including advertising services provided on our social entertainment platforms.

Second Quarter 2021 Financial Results

Revenues

Total revenues for the second quarter of 2021 increased by RMB1.08 billion, or 15.5%, to RMB8.01 billion (US$1.24 billion) from RMB6.93 billion in the same period of 2020.

·	Revenues from online music services for the second quarter of 2021 increased by 32.8% to RMB2.95 billion (US$457 million) from RMB2.22 billion in the same period of 2020. The increase was driven by strong growth in music subscription revenues and advertising service revenues. Revenues from music subscriptions were RMB1.79 billion (US$277 million), representing an increase by 36.3% compared to RMB1.31 billion in the second quarter of 2020, primarily due to an increase of 40.6% in number of paying users, partially offset by a slight decrease in ARPPU from RMB9.3 in the second quarter of 2020 to RMB9.0 this quarter. The decrease in ARPPU was mainly due to additional promotions this quarter.

·	Revenues from social entertainment services and others for the second quarter of 2021 increased by 7.4% to RMB5.06 billion (US$783 million) from RMB4.71 billion in the same period of 2020. The increase was driven by increased revenues from live streaming and advertising on social entertainment platform. On a year-over-year basis, ARPPU increased by 23.0% in the second quarter of 2021 while paying user of social entertainment services decreased by 12.7%, as a result of increasing competition with other pan-entertainment platforms.

Cost of Revenues

Cost of revenues for the second quarter of 2021 increased by 17.0% to RMB5.57 billion (US$863 million) from RMB4.76 billion in the same period of 2020, primarily due to increased content costs related to royalties and revenue sharing fees.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2021 increased by 12.3% to RMB2.44 billion (US$377 million) from RMB2.17 billion in the same period of 2020. Gross margin was 30.4% for the second quarter of 2021, compared to 31.3% in the same period of 2020. This slight decrease in gross margin was primarily due to increased investments in content offerings and increased revenue sharing fees to strengthen our platform’s competitiveness.

Operating Expenses for the Period

Total operating expenses for the second quarter of 2021 increased by 28.7% to RMB1.68 billion (US$260 million) from RMB1.30 billion in the same period of 2020. Operating expenses as a percentage of total revenues increased to 20.9% in the second quarter of 2021 from 18.8% in the same period of 2020.

·	Selling and marketing expenses for the second quarter of 2021 were RMB669 million (US$104 million), representing an increase of 15.5% year-over-year from RMB579 million in the same period of 2020. This increase was primarily due to increased promotional spending incurred to strengthen our products’ competitiveness and higher user acquisition expenses.

·	General and administrative expenses for the second quarter of 2021 were RMB1.01 billion (US$156 million), representing an increase of 39.2% year-over-year from RMB724 million in the same period of 2020. The increase was mainly due to the Company’s increased investment in research and development to expand its competitive advantages in product and technology innovations, as well as post-acquisition awards, share based compensation expenses and amortization of intangible assets arising from the acquisition of Lazy Audio.

Operating Profit for the Period

Operating profit was RMB1.04 billion (US$160 million) in the second quarter of 2021, compared to RMB1.11 billion in the same period of 2020.

Income Tax Expenses

Effective tax rate for the second quarter of 2021 was 11.5%, compared to 12.8% in the same period of 2020, as some of our entities became qualified for certain tax benefits in the second half of 2020. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Profit and Non-IFRS Net Profit for the Period

Net profit attributable to equity holders of the Company for the second quarter of 2021 was RMB827 million (US$128 million), compared to net profit of RMB939 million in the same period of 2020. Non-IFRS net profit attributable to equity holders of the Company was RMB1.12 billion (US$ 173 million) for the second quarter of 2021, compared to RMB1.15 billion in the same period of 2020. Please refer to the section titled "Non-IFRS Financial Measure" for details.

Earnings per ADS

Basic and diluted earnings per American Depositary Shares ("ADS") were RMB0.49 (US$0.08) and RMB0.49 (US$0.08), respectively, for the second quarter of 2021. Non-IFRS basic and diluted earnings per ADS were RMB0.67 (US$0.10) and RMB0.66 (US$0.10), respectively, for the second quarter of 2021. During the second quarter of 2021, the Company had weighted averages of 1.67 billion basic and 1.69 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company's Class A ordinary shares. Please refer to the section titled "Non-IFRS Financial Measure" for details.

Cash Flows

Net cash provided by operating activities for the second quarter of 2021 was RMB944 million (US$146 million), compared to RMB1.44 billion in cash provided by operating activities during the same period of 2020. The decrease in operating cash flow was primarily due to higher content royalty payment during the second quarter of 2021. Net cash used in investing activities for the second quarter of 2021 was RMB2.92 billion (US$452 million), compared to net cash used in investing activities of RMB2.07 billion during the same period of 2020. The fluctuation of cash flows from investing activities was primarily due to the purchase and maturity of term deposits and short-term investments, and payment for acquisitions and equity investments. Net cash used in financing activities for the second quarter of 2021 was RMB1.40 billion (US$217 million), compared to RMB25 million of cash used in financing activities during the same period of 2020. The increase in cash used in financing activities was primarily due to cash paid for repurchase of ordinary shares.

Cash, Cash Equivalents, Term Deposits and Short-term Investments

As of June 30, 2021, the combined balance of the Company's cash, cash equivalents, term deposits and short-term investments amounted to RMB25.75 billion (US$3.99 billion), compared to RMB26.97 billion as of March 31, 2021. The decrease in the combined balance was primarily driven by payment for stock repurchase. Cash generated from operating activities had a positive impact on the combined balances. The Company's cash and cash equivalents balance was also affected by the change in the exchange rate of RMB to USD at different balance sheet dates. The exchange rate was 6.4566 to 1 on June 30, 2021.

Share Repurchase Program

Pursuant to the 2021 Share Repurchase Program announced on March 28, 2021, during the second quarter, we repurchased approximately 13.1 million ADSs from the open market with cash for a total consideration of approximately US$212 million.

Conference Call Information

Tencent Music's management will hold a conference call on Monday, August 16, 2021, at 8:00 P.M. Eastern Time or 8:00 A.M. Beijing Time on Tuesday, August 17, 2021, to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong, China Toll Free:	800-963-976
Access Code:	8606527

The replay will be accessible through August 23, 2021, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	10157998

A live and archived webcast of the conference call will also be available on the Company's investor relations website at https://ir.tencentmusic.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Tencent Music believes that non-IFRS net profit helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. Tencent Music believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. Tencent Music encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the year excluding amortization of intangible and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments, fair value change on puttable shares and income tax effects.

Please see the "Unaudited Non-IFRS Financial Measure" included in this press release for a full reconciliation of Non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online audio, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 883606

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENT

	Three Months Ended June 30			Six Months Ended June 30
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Revenues
Online music services	2,221	2,950	457	4,265	5,699	883
Social entertainment services and others	4,711	5,058	783	8,978	10,133	1,569
	6,932	8,008	1,240	13,243	15,832	2,452
Cost of revenues	(4,762)	(5,571)	(863)	(9,096)	(10,929)	(1,693)
Gross profit	2,170	2,437	377	4,147	4,903	759

Selling and marketing expenses	(579)	(669)	(104)	(1,060)	(1,341)	(208)
General and administrative expenses	(724)	(1,008)	(156)	(1,405)	(1,891)	(293)
Total operating expenses	(1,303)	(1,677)	(260)	(2,465)	(3,232)	(501)
Interest income	153	123	19	327	277	43
Other gains, net	87	152	24	145	251	39
Operating profit	1,107	1,035	160	2,154	2,199	341

Share of net loss of investments accounted for using equity method	(8)	(22)	(3)	(19)	(49)	(8)
Finance cost	(17)	(29)	(4)	(37)	(60)	(9)
Profit before income tax	1,082	984	152	2,098	2,090	324

Income tax expense	(139)	(113)	(18)	(269)	(240)	(37)
Profit for the period	943	871	135	1,829	1,850	287

Attributable to:
Equity holders of the Company	939	827	128	1,826	1,753	272
Non-controlling interests	4	44	7	3	97	15

Earnings per share for Class A and Class B ordinary shares
Basic	0.28	0.25	0.04	0.55	0.52	0.08
Diluted	0.28	0.24	0.04	0.55	0.52	0.08

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.57	0.49	0.08	1.10	1.05	0.16
Diluted	0.56	0.49	0.08	1.09	1.03	0.16

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,309,451,768	3,342,313,643	3,342,313,643	3,308,207,122	3,348,467,092	3,348,467,092
Diluted	3,350,151,736	3,375,732,279	3,375,732,279	3,350,000,985	3,388,178,977	3,388,178,977

ADS used in earnings per ADS computation
Basic	1,654,725,884	1,671,156,821	1,671,156,821	1,654,103,561	1,674,233,546	1,674,233,546
Diluted	1,675,075,868	1,687,866,139	1,687,866,139	1,675,000,493	1,694,089,489	1,694,089,489

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended June 30			Six Months Ended June 30
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Profit for the period	943	871	135	1,829	1,850	287
Adjustments:
Amortization of intangible and other assets arising from acquisitions*	99	120	19	187	230	36
Share-based compensation	139	187	29	276	349	54
(Gains)/Losses from investments**	(19)	16	2	(19)	37	6
Fair value change on puttable shares ***	10	-	-	19	-	-
Income tax effects****	(17)	(33)	(5)	(34)	(70)	(11)
Non-IFRS Net Profit	1,155	1,161	180	2,258	2,396	371

Attributable to:
Equity holders of the Company	1,151	1,117	173	2,255	2,299	356
Non-controlling interests	4	44	7	3	97	15

Earnings per share for Class A and Class B ordinary shares
Basic	0.35	0.33	0.05	0.68	0.69	0.11
Diluted	0.34	0.33	0.05	0.67	0.68	0.11

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.70	0.67	0.10	1.36	1.37	0.21
Diluted	0.69	0.66	0.10	1.35	1.36	0.21

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,309,451,768	3,342,313,643	3,342,313,643	3,308,207,122	3,348,467,092	3,348,467,092
Diluted	3,350,151,736	3,375,732,279	3,375,732,279	3,350,000,985	3,388,178,977	3,388,178,977

ADS used in earnings per ADS computation
Basic	1,654,725,884	1,671,156,821	1,671,156,821	1,654,103,561	1,674,233,546	1,674,233,546
Diluted	1,675,075,868	1,687,866,139	1,687,866,139	1,675,000,493	1,694,089,489	1,694,089,489

* Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from acquisitions
** Including the net gains on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments
*** Represents the fair value changes on the put liability of certain shares issued in 2018
**** Represents the income tax effects of Non-IFRS adjustments

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEET

	As at December 31, 2020	As at June 30, 2021
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	176	188	29
Right-of-use assets	311	305	47
Intangible assets	2,020	2,740	424
Goodwill	17,492	19,062	2,952
Investments accounted for using equity method	2,255	3,529	547
Financial assets at fair value through other comprehensive income	9,771	8,544	1,323
Other investments	349	387	60
Prepayments, deposits and other assets	956	1,135	176
Deferred tax assets	303	339	53
Term deposits	2,953	3,453	535
	36,586	39,682	6,146

Current assets
Inventories	18	21	3
Accounts receivable	2,800	2,599	403
Prepayments, deposits and other assets	2,846	3,415	529
Other investments	37	37	6
Short-term investments	-	2,335	362
Term deposits	14,858	13,144	2,036
Cash and cash equivalents	11,128	6,822	1,057
	31,687	28,373	4,394

Total assets	68,273	68,055	10,540

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	35,044	36,159	5,600
Shares held for share award schemes	(78)	(168)	(26)
Treasury shares	(134)	(1,816)	(281)
Other reserves	6,300	4,734	733
Retained earnings	11,111	12,864	1,992
	52,245	51,775	8,019
Non-controlling interests	486	583	90

Total equity	52,731	52,358	8,109

LIABILITIES
Non-current liabilities
Notes payables	5,175	5,126	794
Accounts payable	136	93	14
Other payables and other liabilities	68	48	7
Deferred tax liabilities	265	282	44
Lease liabilities	218	216	33
Deferred revenue	78	68	11
	5,940	5,833	903

Current liabilities
Accounts payable	3,565	4,403	682
Other payables and other liabilities	3,881	3,103	481
Current tax liabilities	445	468	72
Lease liabilities	103	101	16
Deferred revenue	1,608	1,789	277
	9,602	9,864	1,528

Total liabilities	15,542	15,697	2,431

Total equity and liabilities	68,273	68,055	10,540

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30			Six Months Ended June 30
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions)			(in millions)

Net cash provided by operating activities	1,439	944	146	2,505	2,822	437
Net cash used in investing activities	(2,072)	(2,921)	(452)	(6,168)	(5,303)	(821)
Net cash used in financing activities	(25)	(1,401)	(217)	(156)	(1,773)	(275)
Net decrease in cash and cash equivalents	(658)	(3,378)	(523)	(3,819)	(4,254)	(659)
Cash and cash equivalents at beginning of the period	12,266	10,274	1,591	15,426	11,128	1,724
Exchange differences on cash and cash equivalents	168	(74)	(11)	169	(52)	(8)
Cash and cash equivalents at end of the period	11,776	6,822	1,057	11,776	6,822	1,057